August 16, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re: Cloud Title Partners LLC

Amendment No. 1 to Offering Statement on Form 1-A

Filed August 1, 2024

File No. 024-12471

Dear Ladies and Gentlemen:

           We have reviewed your letter requesting certain amendments and additional information in relation to our offering statement. In order to address the comments in your letter dated August 5, 2024, we have made changes to the Signatures page of the Offering Circular and provided additional information. Please see below for responsive comments to your letter.

Amendment No. 1 to Offering Statement on Form 1-A

Prior Performance, page 45

1.We note your disclosure on page 36 that Mr. Heimann has operated real estate and title insurance companies in the past. If applicable, please provide prior performance tables for programs with similar investment objectives as those set forth in the offering circular, as required by Item 8 of Industry Guide 5. See Item 7(c) of Part II of Form 1-A.

While Mr. Heimann has been involved with other real estate and title insurance companies in the past, he has not sponsored any other offerings and has no other programs with similar investment objectives that would require additional disclosures under Item 8 of Industry Guide 5.

Signatures, page 58

2.Please separately include the signature blocks for you, and for your principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of the board or other governing body. See Instructions 1 and 3 to the Signatures section of Form 1-A.

While there are no additional signatories, we are submitting as an attachment hereto a proposed revised Signatures page to the Offering Circular with additional signature blocks in accordance with your request. We have also included a consent that provides evidence of Mr. Heimann’s authority to sign on behalf of Cloud Title LLC, one of the Managers of the Cloud Title Partners LLC. If this revised Signatures page satisfies your request, we will submit it, with the Offering Circular, as a Second Amendment thereto.

Please feel free to contact me if you have any questions at the above contact information.

Very truly yours,

Centarus Legal Services, PC

/s/ Centarus Legal Services, PC

cc: Thomas Heimann

Attachments:

Proposed Amendment No. 2 to Offering Circular of Cloud Title Partners LLC

Written Consent to Action by Members and Managers of Cloud Title LLC

Proposed Amendment No. 2 to Offering Circular of Cloud Title Partners LLC

SIGNATURES

Pursuant to the requirements of Regulation A, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Circular and the correlating Offering Statement to be signed on its behalf, by the undersigned, thereunto duly authorized, in the city of Saint Petersburg, State of Florida, on August 16, 2024.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

CLOUD TITLE PARTNERS LLC,
a Florida limited liability company

By: /s/ Thomas Heimann	/s/ Thomas Heimann
Name: Thomas Heimann	Name: Thomas Heimann
Its: Co-Manager	As: Principal executive officer, principal financial officer, principal accounting officer, and one of the two Managers of the Company (the governing body) Date: 8/16/2024
Date: 8/16/2024

By: Cloud Title LLC,	Cloud Title LLC,
a Florida limited liability company	a Florida limited liability company
Its: Co-Manager	As: One of the two Managers of the Company (the governing body)

By: /s/ Thomas Heimann	By: /s/ Thomas Heimann
Name: Thomas Heimann	Name: Thomas Heimann
Its: Manager	Its: Manager
Date: 8/16/2024	Date: 8/16/2024

WRITTEN CONSENT TO ACTION BY MEMBERS AND MANAGERS OF

CLOUD TITLE LLC

(“Company” – A Florida Limited Liability Company)

This written consent to action is taken and unanimously approved by the Members and current Managers of the above-referenced Company. The undersigned being all of the Members and Managers of the Company agree unanimously as follows:

Thomas Heimann, who currently acts as both CEO and a Manager of the Company, is hereby directed and authorized to execute any and all agreements and documents, and to take whatever other actions he may consider to be necessary or prudent in connection with the Regulation A offering to be conducted by Cloud Title Partners LLC.

THE MEMBERS AND MANAGERS OF THE COMPANY HEREBY APPROVE the foregoing item and said action shall be taken.

Approved on this 8th day of August, 2024.

/s/ Thomas Heimann	/s/ Thomas Heimann
Thomas Heimann, as Manager	Partnership Ventures, Inc., as Manager,
by Thomas Heimann, its President

/s/ Thomas Heimann	/s/ Thomas Heimann
Partnership Ventures, Inc. as 90% Member,	Overseas Adventures LLC, as 10% Member,
by Thomas Heimann, its President	by Thomas Heimann, its President